[Letterhead of Wyrick Robbins Yates & Ponton LLP]

ALEXANDER M. DONALDSON

adonaldson@wyrick.com

December 20, 2006

VIA EDGAR DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E., Mail Stop 7010

Washington, DC 20549

Attn: Gus Rodriguez, Staff Accountant

Re:	Waste Industries USA, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

Forms 10-Q for the Quarters Ended March 31, 2006, June 30, 2006 and

September 30, 2006

File No. 0-31050

Dear Mr. Rodriguez:

We write this letter on behalf of our client Waste Industries USA, Inc. On December 19, 2006, the Staff sent a letter to Waste containing comments to the above referenced filings. The comment letter requested that Waste respond within 10 business days, which would be January 4, 2007, or advise you when Waste would provide a response. Waste has conferred with its legal and accounting advisors about its response. Given the time of year and the planned vacation and holiday schedules of Waste employees and its advisors, Waste believes it will need additional time to respond. However, Waste is beginning the process of addressing these comments. Please be advised that Waste anticipates sending a response to the Staff the week of January 15, 2007.

Sincerely,

/s/ Alexander M. Donaldson
Alexander M. Donaldson

cc:	Mr. D. Stephen Grissom